Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

FINAL TRANSCRIPT	2024-10-31

Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

Q3 2024 Earnings Call

Company Participants

●	Maria Luisa Gomez Bravo, Global Head of Finance & Chief Financial Officer

●	Onur Genc, Chief Executive Officer & Executive Director

●	Patricia Bueno Olalla, Global Head of Shareholder & Investor Relations

Other Participants

●	Antonio Reale, Bank of America Merrill Lynch

●	Benjamin Toms, RBC Capital Markets

●	Britta Schmidt, Autonomous Research

●	Carlos Joaquim Peixoto, CaixaBank BPI

●	Ignacio Ulargui, Exane BNP Paribas

●	Maksym Mishyn, JB Capital

●	Marta Sanchez Romero, Citigroup

●	Sofie Peterzens, JPMorgan

Presentation

Patricia Bueno Olalla {BIO 22203598 <GO>}

Good morning. Welcome, and thank you for joining BBVA’s Third Quarter Results Presentation. I’m joined today by Onur Genc, our CEO; and Luisa Gomez Bravo, the Group’s CFO.

As in previous quarter, Onur will start reviewing the group figures, and then Luisa will go through the business unit’s results. Finally, we will open the line to take your questions. So thank you very much for participating, and now I turn the call over to Onur.

Onur Genc {BIO 18227590 <GO>}

Thank you, Patricia. Good morning to everyone. Welcome, and thank you for joining BBVA’s third quarter 2024 earnings webcast.

Starting with Slide number 3. On the left hand side, you can see our net attributable profit in the quarter reaching EUR2,627 million, showing another very strong quarter. This figure is 26% above the results of the same quarter of last year and 6% below last quarter’s record results. In the context though, as you all know, relatively significant depreciation of the currencies in our footprint in the third quarter, we once again managed to largely compensate for these negative impacts with the strength in our operating performance, in our core operating performance, especially in the core revenues.

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Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

In fact, in constant euros, quarterly results have increased by 7%, showing the strong performance of our franchises. Our results, they represent EUR0.44 earnings per share, a 32% growth in the year-over-year comparison. And then the graph on the right hand side, which is very important to us, it shows the excellent tangible book value per share plus dividends evolution with a 16% increase year-over-year and the 2.6% growth in the quarter. A very solid value creation figure again, despite the broader, especially Mexican peso, currency depreciation impact that we had this quarter.

Page number 4, our CET1 capital ratio, it stands at 12.84%, increasing 9 basis points in the quarter. This ratio obviously is much above our target range and regulatory requirements. Regarding profitability, we continue improving our metrics, reaching an outstanding and record 20.1% in return on tangible equity in 19.2% in return on equity in the first nine months of 2024.

As I mentioned last quarter, I mean more important than the exceptional 20.1% return on tangible equity. In our view, it is the consistency of how we got there, improving quarter after quarter and the highly favorable comparison with our competitors, as you also see in the page on the page on the right hand side.

Moving to Page number 5. This page is a summary of the pages to follow, but just a quick introduction to different highlights of the quarter. First, the strong NII growth of 3.5% versus last year, mainly due to the strong activity and also good NIM management. On the flat quarterly evolution in practically, and you have all these details in the appendices and so on, in practically all of the geographies, starting with Spain and Mexico, we see a very positive evolution, except for Argentina.

Actually, excluding Argentina, the NII evolution would have been 3.7% quarter-over-quarter. Second, outstanding evolution of net fees and commissions. We like the progress of this line item very much, increasing 28% year-over-year. Third, industry leading efficiency ratio at 38.9%. Fourth, asset quality metrics, they remain stable and they are within expectations. Fifth, sound capital position above our target. And sixth, we continue advancing in the execution of our strategy.

So let’s jump into them. Slide number 6, as always, the summarized P&L of the quarter. You can find the year-over-year quarterly evolution in the second column from the left in constant, and right next to it in current terms, the third column from the left. Basically, the P&L continues its impressive evolution in our view, thanks to the strong revenue growth, core revenue growth, with a year-over-year increase in gross income of 28% in constant and 10% in current euros, and maintaining positive, and this quarter, widening jaws.

Slide number 7, the summarized P&L of the nine months. I would once again highlight the very positive gross income evolution, which increases 29% in constant euros and 18% in current euros. The strong gross income growth coupled with the positive jaws, it led to a net attributable profit of, as we just discussed, EUR7.6 billion, implying 44% growth in constant euros and 28% in current euros.

As usual, some light into the revenue breakdown and the quarterly evolution on Slide number 8. First, our net interest income, it continues at very strong levels. Again, 3.5% growth versus last

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Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

year. Again, on the flat quarterly evolution, as we just discussed, except for Argentina, our core geographies, they have all shown a very positive evolution.

Second, outstanding evolution of net fees and commissions, increasing 28% year-on-year and 8.1% versus last quarter, levered mainly on payments and asset management businesses. Third, again, a very strong quarter in the net trading income, benefiting from the good performance in the global markets unit and also from, obviously, the positive mark-to-market of FX hedges, especially of the Mexican peso in the corporate center. All in all, excellent growth in gross income, 28% year-over-year, as mentioned, and 5.4% quarter-over-quarter.

Now, moving to Slide number 9, let me focus a bit more on the positive activity dynamics in our two largest markets, Spain and Mexico. This is very good news, what we see in this page, in my view, for the coming quarters, because some of the dynamics that you see on this page is an early signal of continued future strength of BBVA.

First, let’s start from the left-hand side, looking at loans. In the case of Spain, loan growth, it has improved compared to last year to 1.5% growth, and with our most profitable segments, consumer and credit cards growing at 4.6% and mid-size companies growing at 5.1%. In Mexico, loan growth has also accelerated versus last year to 12.3% year-over-year. Again, with high margin businesses, consumer and credit cards growing 15.8%, SMEs growing 18.6%.

Again, considering the fact that we deliver loan growth in a profitable manner, measured by return on capital metric, loan by loan, individually and on a marginal basis, once again, good prospects for the future coming from this growth.

Second, on the right-hand side, looking at the customer funds, in both Spain and Mexico, similar picture as in loans, we are growing at a faster pace compared to last year. In particular, I would like to draw your attention to off-balance sheet funds. We are growing at very strong double digits, clearly above the total growth of customer deposits. And as you all know, in the long term, these funds, they provide higher customer satisfaction. They grow higher than average, so better growth with market impact. And they are much more sticky, leading to obviously healthy growth in our fee income line.

And you see these dynamics in the next page. If you go to Page 10, so the positive evolution in activity in Spain and Mexico, you see in this page how it’s translating into a good evolution of core revenues in the P&L. So in the charts on the left, in Spain, NII has increased 7.3% year-over- year above activity growth, obviously thanks to the good management of the customer spread, but in a quarter-over-quarter view, despite the negative impact of declining rates and seasonality, summer seasonality, NII has increased 0.5%, thanks again to robust activity and higher ALCO portfolio contribution.

In Mexico, NII growth at 8.3% year-over-year and an impressive 6.2% quarter-over-quarter, once again, thanks to activity.

Moving to the fee evolution on the right-hand side of the page, in Spain, 11% year-over-year growth, mainly due to positive asset management activity, as we have seen in the previous page, and also CIB has been doing really well in Spain, and then the slight reduction in quarter-

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Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

over-quarter, it’s basically pure summer seasonality. In Mexico, 6.6% year-over-year growth and a very strong 4% quarter-over-quarter growth in fees, explained by the positive evolution of the payment business, and again, as you have seen in the previous page, higher asset management activity.

Moving to Slide 11, on the left side of the slide, we have widened our positive jaws at the group level, thanks to the good performance of gross income, growing 29%, and also a slowdown in the growth of costs at 16.6%, clearly below the group’s average inflation figure.

On the right-hand side of the page, you can see our efficiency ratio, which as a result shows an outstanding improvement to 38.9%, 429 basis points better than last year. We clearly remain as the most efficient large European bank.

Turning to Slide number 12. In this page, you can see that our asset quality, the metrics remain stable and in line with our expectations in a context of strong activity growth in the most profitable segments. On the left-hand side of the page at the bottom, our cost of risk, it remains flat versus the previous quarter at 140 basis points. This stability came despite registering a nearly EUR100 million negative IFRS 9 macro related upfront provisioning impact in Mexico, and despite as previously guided, clearly within guidance, but the gradual normalization of the cost of risk in Turkey.

These negative impacts were compensated by a better evolution in South America and CIB businesses reported on the rest of business, which leads to a flat cost of risk.

Then NPL and coverage ratios at the right bottom, they remain stable also at 3.3% and 75%, respectively.

Slide number 13. On capital, we have improved our CET1 ratio by 9 basis points in the quarter, reaching 12.84%. Following the waterfall that you have on the page, main impacts of the quarter. First, our strong results that contributed 69 basis points to the ratio. Second, the dividend accrual and the AT1 coupon payments detracting 37 basis points. Third, 48 basis points due to the RWA’s growth, showing for another quarter our ability to continue investing a good portion of our capital generation into new growth.

And again, as we always highlight, due to the profitable nature of such growth, this will result in even more organic capital in the coming quarters. And lastly, the bucket of others of 25 basis points, mainly due to the good performance of fixed income and also equity portfolios, and the credit in the OC that accounting-wise neutralizes deduction in the P&L bucket due to hyperinflationary accounting.

In this page at the bottom, it’s also worth highlighting the EUR1.7 billion we have distributed to our shareholders through our interim dividend in October, EUR0.29 per share, which represents an 81% increase versus last year.

Moving to Page 14, and our strategic progress, new customer acquisition on this page, as we always put this every quarter, very important to us. We believe, very important to us, why?

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Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

Because we believe that the most healthy way of growing the balance sheet is through growing our franchise of clients across all segments, all segments.

In the first nine months of 2024, we acquired 8.5 million new customers, 67% of them through digital channels. I mean, the population and the company count to our markets, they don’t grow that rapidly. So maintaining this pace of new customer acquisition is a special effort. But with that special effort, at the bottom of the page, our active customer base, it has increased from EUR55 million at the end of 2019 to almost EUR77 million in September 2024, an outstanding growth, an outstanding growth of clients in the last five years.

Turning to Slide number 15. Another pillar of our strategy, sustainability. It’s an incredible business opportunity, as we keep saying, and we continue to deliver quarter after quarter, even above our own expectations. In the first nine months of 2024, we have channeled EUR71 billion in sustainable business, reaching a total of EUR276 billion since 2018.

And finally, Slide number 16, regarding our 2021, 2024 goals that we announced on the Investor Day. As I always say, very good picture on this page. I will choose to not go into each one of them for time purposes, but on all the metrics, we are clearly on a path of significant overperformance versus the originally established goals. And now, for the business areas update, I turn it to Luisa. Luisa?

Maria Luisa Gomez Bravo {BIO 21788877 <GO>}

Thank you very much, Onur, and good morning, everyone. We start with Spain on Slide 18, and I know that I may sound like a broken record when we talk about Spain quarterly results, but one more quarter, we exceed expectations, breaking the EUR1 billion mark for a second quarter in a row.

In terms of activity, as the Onur has mentioned, very positive dynamics in loan growth across the board, especially in the most profitable segments. Lending volumes accelerated versus last year, 1.5% year-on-year driven by robust new loan production across all segments, increasing by 12% year-on-year on a cumulative basis. The quarter evolution is negatively impacted by public sector loan seasonality, as also explained by Onur. By the end of the year, we are expecting the loan book to grow at low-single digit in 2024, outperforming the market.

Moving to the P&L, very solid results fueled by gross income growth, both NII increasing sound level of fees and higher NTI. NII has continued to grow this quarter, supported by sound activity and effective price management. In a context of declining rates, preserving spreads across the portfolios and ensuring profitability in all business decisions are a key management priority.

Furthermore, an improved outlook for loan growth, along with the positive contribution from our ALCO portfolio, reinforces our confidence that NII will remain well supported going forward.

Strong fee generation growing at double digit year-on-year in third quarter, primarily driven by fee income businesses, asset management, insurance, and CIB. All of this combined with a

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Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

slowdown on expenses growth led to a significant improvement in our efficiency ratio to an impressive 34.6%.

In this context, we are expecting to end the year around this 35% level. Asset quality metrics have remained stable and fully aligned with our expectations. Cost of risk has held steady at 38 basis points in the third quarter, and the coverage ratio has increased to 56% as NPLs have slightly declined in the quarter.

In conclusion, a very sound performance in the quarter that leads us to maintain our guidance in Spain with a positive bias, both in activity and for all P&L headings, and gives us strong confidence in our delivery in Spain going forward.

Moving to Mexico in Slide 19. We have once again delivered exceptional results, underscoring our strength in this key market. Earnings reached close to EUR4.2 billion in the first nine months of 2024, growing above 5% year-on-year, driven by strong core revenue performance. In the quarter, net profit increased by 6.4% to EUR1.4 billion, driven by robust activity dynamics and effective price management, while expenses have remained contained.

In terms of activity, we continue to record very solid lending growth in the quarter, increasing close to 3%, primarily driven by retail lending, along with solid momentum in wholesale. On a year-on-year comparison, as Onur already said, growth accelerates to 12.3%. This has led to strong market share gains across all portfolios, surpassing 25% market share in total loans. On the P&L, I would highlight the strong core revenue growth on a quarterly basis of close to 7%, supported by both NII and fees. NII continues to grow very nicely on the back of activity growth and successful price management.

Customer spread in Mexican pesos has widened by 7 basis points in the quarter as we continue to actively manage our deposit base to fund loan growth. We continue to maintain the lowest cost of deposits in the market, more than 2 percentage points below our peers.

For its part, total fees kept growing in the quarter, with both credit cards and asset management growing to close to 10% quarter-on-quarter. Expense growth slows down, leading to wider jaws and an outstanding efficiency ratio below 30%. In terms of asset quality, the evolution of the cost of risk in the year has been consistent with the growth profile of our loan book.

Retail portfolios have increased at a faster pace than wholesale in recent years, so there is clearly a mix effect. Beyond that, the higher impairments that we’ve seen this quarter are primarily related to the IFRS 9 macro adjustment in response to the updated economic scenario. As such, we expect the cost of risk to slightly improve by the end of the year versus current levels.

All in, Mexico’s outstanding delivery as of September makes us reconfirm our strong guidance for 2024. Looking ahead, we remain very confident about the structural strength of Mexico and our business in the country. Mexico is an underpenetrated economy for financial services with ample room for financial leverage. Low leverage explains why lending growth has consistently outperformed nominal GDP growth. In the last 16 years, we have seen system loan growths growing at a pace that is 1.2x higher than GDP. During this period, BBVA Mexico has

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Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

outperformed the system. Given its strong market positioning, we are confident that this will continue to be the case going forward.

Moving to Turkey, on Slide 20. The franchise has reported a net attributable profit of EUR433 million in the first nine months of 2024. In terms of core revenue trends, NII dynamics remain under pressure due to high funding costs in Turkish lira, as regulatory measures continue to keep deposit costs high.

On the other hand, fees have continued to grow strongly in the third quarter, explained by higher payment fees and also to a lesser extent asset management and insurance. NTI remains at high levels, while the increase in impairments is consistent with the elevated levels of interest rates. In this regard, what we are seeing is a progressive normalization of cost of risk in line with expectations. In a more demanding regulatory context, the recovery of spreads is taking longer than expected. Therefore, net profit in the second half of the year is expected to be slightly lower than previously anticipated, although improving on a quarterly basis.

And finally, let’s move to South America on Slide 21. The region has delivered a strong earnings contribution during the first nine months of 2024, achieving a net profit of EUR471 million. Cumulative figures as of September showed a positive trend in revenues, solid NII evolution driven by loan growth in the most profitable segments, and improved customer spreads across countries. Also, strong fee performance and a higher contribution from NTI.

However, these positive trends were somewhat offset by a higher hyperinflation adjustment in Argentina year-on-year. Expense growth in the region is slowing down, although inflation continues to exert some pressure.

With respect to the quarterly evolution, I would highlight the following. First in Argentina, current policies are proving to successfully address the economic imbalances. In this context, the NII decrease is mainly explained by lower inflation and rates. On the positive side, the hyperinflation adjustment declined, while there is an incipient demand for credit from the private sector.

Second, we have seen some improvement in asset quality metrics, particularly I would highlight Peru supported by a better macro environment and our adjusted risk appetite. Overall, the cumulative cost of risk stands at 287 basis points, and for the full year, we expect the cost of risk to remain contained below the 300 basis points.

And now, back to Onur for the final remarks on the quarterly results.

Onur Genc {BIO 18227590 <GO>}

Thank you. Thank you, Luisa. So, to finish the presentation, I wanted to share with you some messages before the key takeaways regarding our optimism for the future. Why are we positive for 2025 and beyond? Some highlights on this page, Page number 22.

First, on the upper left corner, our loan growth, it continues at very healthy levels. With declining rates, there are better growth prospects at the industry level in our largest markets. And on top

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Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

of that, beyond the industry positivism, we continue to gain market share in a profitable manner. I would highlight here in this little box the 25.1% lending market share in Mexico. After more than a decade, we exceeded the 25% market share barrier in Mexico this summer, which was a very positive news for us. So, good loan growth, very good loan growth, actually, and good prospects going forward.

Second, on the upper right corner, we have been proactively managing our business against structural risks through hedging policies. First, limiting the sensitivity of our NII to the interest rate cuts. That’s the first thing that we have been doing. Currently, the sensitivity of NII in Spain is 4% compared to more than 10%, more than 10% at the end of 2022. And in the case of Mexico, our NII sensitivity is 2.5% compared to 3.7% again at the end of 2022.

So you might see a decline in customer spreads in the coming quarters, but the NIMs, in our view, will be much more resilient. Similarly, similar to interest rate risk, we continue to hedge ourselves against any short-term volatility around the key currencies, and you see the Mexican peso hedges in this page has been going up lately to prevent for any short-term volatility around Mexican peso.

Third, at the bottom left of the page, our cumulative cost of risk at group level, it’s stabilizing and it remains fiat quarter-over-quarter at 1.42%. And lastly, in the bottom right corner, the favorable evolution of inflation and other key macro parameters in Turkey. It makes us positive for the Turkish operations. As you all know, beyond the general market stability, with lower inflation, the negative impact of hyperinflationary accounting in P&L will diminish, diminish significantly if the path that you see on the page is realized. But more importantly, lower inflation will bring lower rates, bringing more value to BBVA as our NII is inversely correlated with the rates.

Lastly, for the main takeaways from the presentation on Page 23. We are coming close to 55%, so let me not take time by repeating the key messages, but in short, we are very happy with the performance in the quarter, and we continue to focus on creating value for all our stakeholders.

As I just mentioned, maybe the last bullet point on the right, we are optimistic going forward, despite all the macro uncertainties, I see very positive dynamics in our businesses that might lead us to 2025 return on tangible equity levels, similar to what we will be delivering this year. And regarding the Sabadell VTO, at the bottom of the page, the process basically continues. We are pending the final regulatory approvals, and we confirm our conviction in the fact that this is a value-creating transaction for our shareholders and for all the stakeholders involved.

And now back to Patricia for the Q&A. Patricia?

Patricia Bueno Olalla {BIO 22203598 <GO>}

Yes. Thank you, Onur. So we are ready now to start with the Q&A. First question, please.

Questions And Answers

Operator

FINAL TRANSCRIPT	2024-10-31

Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

(Question And Answer)

Thank you. (Operator Instructions) The first question is from Maksym Mishyn at JB Capital. Please go ahead.

Q - Maksym Mishyn {BIO 20800707 <GO>}

Hi. Good morning. Thank you for the presentation and taking our questions. I have two. The first one is in Spain. Your cost of deposits has declined in the quarter, and so did the share of time deposits according to my estimates. I was wondering if you could explain to us what kind of actions are you taking to contain growth in deposit costs, and what kind of outlook should we think about considering the current forward curve?

And the second one is on Mexico. You are gaining market share in a market that should see slower GDP growth in the coming years, according to BBVA Research, and also growth is driven by SMEs and consumer loans. Can you comfort us regarding the outlook for the cost of risk beyond 2024? Thank you.

A - Onur Genc {BIO 18227590 <GO>}

Do you want to take the Spain question, cost of deposits? What are we doing, Luisa?

A - Maria Luisa Gomez Bravo {BIO 21788877 <GO>}

Yes, we are, as you know, managing the cost of deposits very firmly. We’ve come down 1 basis points in the quarter. Actually, this number would have been even better if it were not for a significant inflow of public sector deposits that came in the quarter. Actually, we would have come down 4 basis points if it weren’t for that.

So this is obviously a key management priority going forward. A lot of our deposits, especially time deposits on the wholesale side, are referenced to Euribor rates. And these, as you know, have been coming down. And so we do expect that lower rate environment to feed through our cost of deposits going forward.

A - Onur Genc {BIO 18227590 <GO>}

Okay. And then regarding Mexico, Maks, as we always do, the detailed specific guidance on the different parts of the business, that 2025 guidance, we will be doing it in the next quarter, at the end of the year, that’s how we do it all the time, and that’s what we will be doing. The only thing I can tell you is that what we are seeing, because you’re talking about SMEs and consumer, what we are seeing at the portfolio level, sub-portfolio level, consumer, SMEs and so on, we are seeing relative stability.

Actually, in the numbers that you see for Mexican cost of risk, there is a little textual introduction there in the text box, which basically says that the cost of risk in Mexico has gone up in the quarter to 343. But if you have excluded the macro impact, because the macro forecasts for

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Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

Mexico has come down for this year, when the macro forecasts come down, based on IFRS 9, you do basically provisioning for the future, no?

If you take out the macro provisioning for Mexico, out the impact of macro, the cost of risk would have been 319 basis points, which is basically confirming what I have been telling you, which is at the portfolio level, the cost of risk numbers are relatively stable. And for 2025, we will be discussing it at the end of January.

A - Patricia Bueno Olalla {BIO 22203598 <GO>}

Thank you. Next question, please.

Operator

Next question is from Benjamin Toms at RBC Capital Markets. Please go ahead.

Q - Benjamin Toms {BIO 19720110 <GO>}

Good morning, both, and thank you for taking my questions. Margins have started to contract, but your book will continue to grow, and you are hedged for FX on a 12-month rolling basis, and you built an interest rate hedge. In this context, at a group level, would you expect NII to grow in 2025 versus 2024, excluding any impacts from Sabadell? I think consensus expects a decline, but you guided in the presentation that profitability would be similar in 2025 versus 2024, which I think must imply some form of growth in the top line.

And then secondly, in relation to the Sabadell transaction, if that’s not successful, on the day that, that gets announced, are you willing to commit to simultaneously announcing a buyback for shareholders equivalent to the spot offer price? I think you’ve been clear in the past that you’ll return excess capital to shareholders. I don’t think you’ve gone as far as saying that we should view the Sabadell transaction as either being successful or if not successful, resulting in an instant announcement of a buyback. Thank you.

A - Onur Genc {BIO 18227590 <GO>}

Well, let me start with the second one right away, Benjamin. So I said before that we are looking forward to the day of the Sabadell transaction closure to start the share buybacks. You are asking if the Sabadell transaction doesn’t go through. Our clear conviction is that it will go through because it’s a transaction that makes sense, that creates value for our shareholders, clearly for Sabadell shareholders, and as we keep saying, for all the stakeholders involved. So there’s nothing that leads me to believe that the Sabadell transaction will not go ahead.

But in any scenario, at the moment we are restricted to do the share buybacks. In any scenario, when the transaction gets completed, we will be starting those share buybacks. We have been telling you that we are clearly committed to our share payout policy regardless. And our payout policy is very clear, 40% to 50% annual payout plus any excess capital above 12% will be distributed to the shareholders, okay? And we are fully committed to this.

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Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

And I will reiterate what I said in the last quarter call. We are looking forward to the day that we successfully complete the Sabadell transaction, and then we will start the share buyback programs, given also where the share price is.

On the NII growth in 2025, Benjamin, I will repeat what I told to Maks. I fully understand the pursuit of having a specific guidance on the different parameters of different businesses. We don’t want to go beyond what we typically do, not because of OPA, because of Sabadell, not because of anything. We put the clear guidance at the end of the fourth quarter every year, and we deliver that guidance. And we will do that specific guidance to all of you, again, at the end of January when we do the annual results presentation.

But before this call, some of you, or I would say most of you have been asking in this call to be clarifying some of the 2025 guidance and so on. That’s why we put this page, Page 22, to talk to you about the fact that the dynamics that we see in the business, they’re very strong. They’re very strong. I mean, so we stopped short of giving you all the details, which we will do again at the end of January. But we are telling you, and I said it in my speech, the 2025 return on tangible equity should be around the amazing levels that we have achieved this year.

And I’m looking into the guidance for next year. And I respect all and so on, and we never complain about the market. We only deliver. But the guidance that I see for 2025 at the bottom line, at the return on tangible equity, is quite far away from what we have in mind, and we are in the middle of the planning cycle, and we see, once again, return on tangible equity levels very similar to what we have been realizing this year, which again is a record figure. That’s what I will tell you for 2025. Rather than talking about the details of the line items or the countries, I’m confirming that we are very positive for 2025, and we will give you all the details in the next quarterly call.

A - Patricia Bueno Olalla {BIO 22203598 <GO>}

Thank you, Tom -- Benjamin. Next question, please.

Operator

The next question is from Antonio Reale at Bank of America. Please go ahead.

Q - Antonio Reale {BIO 18952893 <GO>}

Hi, good morning. It’s Antonio from Bank of America. A couple of questions for me, please. The first one is on Turkey. As you said, the region provides you with a lot of optionality, and I think that’s well understood. Inflation has been coming down, and the contribution from guaranty to the group could improve significantly from here.

Now, cost of risk is normalizing fast, although from a low base. My question for you is what’s the risk that cost of risk goes out of hand in Turkey? Can you share maybe a little bit more color in terms of what you’re seeing on the ground, and is there much you can do to protect your book there? That’s my first question.

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Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

The second question is on Mexico. Mexico’s gone back to show, I think, a solid print in local currency. Volumes are back to growing double digit, and core revenues were solid. Now, we have U.S. elections next week. You’ve talked about 60%, 70% hedge on your P&L. How are your clients behaving, and how do you think this will affect your day-to-day business in Mexico, please?

A - Onur Genc {BIO 18227590 <GO>}

Cost of risk in Turkey. Do you want to take it, Luisa?

A - Maria Luisa Gomez Bravo {BIO 21788877 <GO>}

Well, we have been seeing cost of risk increasing in the country, especially, I think, this quarter, and especially geared towards the retail portfolios, and specifically the credit cards. As you know, with such a level of interest rates, we’ve been mentioning, and that was part of our guidance this year when we guided cost of risk in Turkey at 110, was precisely that normalization in the cycle that we’re in.

So the retail portfolios are the ones that are putting pressure on the cost of risk, and we see that going forward in the pressure that we see. But this is a normalization cost of risk, so we’re not seeing any stress aside from that normalization. And we have an expectation of interest rates coming down next year as inflation is being curbed. We actually expect some of that interest rate decrease to happen this year. But in any event, we expect rates to come down next year to 30%. So hopefully that will also put less pressure on cost of risk going forward. But so far what we’re seeing is a cost of risk performing within the guidance that we gave to the market.

A - Onur Genc {BIO 18227590 <GO>}

Just to highlight, we guided 110. Today we are at 112. We will probably close around these levels, so it’s not anything extraordinary or concerning for us. And you might know this, there is a new program in Turkey where there is a restructuring program that the government has announced which will help on these numbers going forward, clearly for the fourth quarter as well.

Regarding Mexico, you were asking what do we see on the field, basically. So Antonio, the quarter-over-quarter evolution, you might deduct it from the numbers that we have in the presentation, but the quarterly growth in Mexican lending has been 2.9%. Second quarter, third quarter, quarterly growth. And what we are seeing in the pipelines and in the future realization of lending is also very strong. So all the short-term volatility, it happens all the time when there is an election, either in Mexico or in the U.S., it’s not anything new for Mexico.

But we are clearly, clearly convinced that Mexican franchise will continue to perform, and some of the concerns that has been there for the growth of lending book is unjustified. We have seen it over and over again. In 2018, I think, no? When the first year of AMLO, the GDP growth was negative, negative in Mexico. In that year, we grew 7%, 7% in lending book. This all goes back to the dynamics that we keep mentioning in these calls, but they are important dynamics.

Number one, the leverage in the country is so low. Banking debt over GDP in Mexico is, the latest number is, 33% versus 71% in Brazil, 105% in Chile, 200% in developed economies. It is

FINAL TRANSCRIPT	2024-10-31

Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

lower than Colombia. It is lower than Peru. It is lower than any other emerging economy that you can be imagining. That is creating this dynamic. If you look into the past 10 years, the nominal growth in lending, obviously GDP growth is a real figure, but the nominal GDP growth versus nominal lending growth is basically 1.4x for BBVA Mexico.

So whatever the GDP growth is in nominal terms, we basically multiply it by 1.4 because of that leverage point. Given all of this, what we are seeing in the field is quite positive. Again, quarterly growth 2.9%. Pipelines are really healthy. So we are quite positive for the end of the year and more importantly for 2025.

A - Patricia Bueno Olalla {BIO 22203598 <GO>}

Thank you, Antonio. Next question, please.

Operator

Next question is from Sofie Peterzens at JPMorgan. Please go ahead.

Q - Sofie Peterzens {BIO 17342138 <GO>}

Yes, this is Sofie from JPMorgan. Thanks for taking my question. One of your peers is quite actively talking about risk transfers and securitization. What’s BBVA’s view here and how do you think about this market and opportunities to use risk transfers? And do you also see scope to offload very low ROE yielding loans and putting new loans at significantly higher profitability levels? So that would be my first question.

And then in terms of the second question, one of your peers is also kind of saying that they are using a much more conservative FX rate for Argentina than compared to the official rate. How do you think about the FX rate in Argentina and how do you think about hyperinflation going forward in Argentina? Thank you.

A - Onur Genc {BIO 18227590 <GO>}

Your famous topic of risk transfers, Luisa. Do you want to take your famous topic?

A - Maria Luisa Gomez Bravo {BIO 21788877 <GO>}

Yes. Well, let me start by saying first perhaps how important it is for us to specially originate with the right profitability because obviously risk transfers are something that is a tool in a toolbox. But the important thing and where we actually put a lot of focus is that the profitability of the origination is the right one at inception.

We have worked on this, with a performance management model that actually allows us to see in all the countries, in all the segments, client-by-client, the profitability of the loans that we’re originating on a granular level, contract-by-contract, not only on a stock basis but actually on a prospective basis. So this is actually what we’ve been putting a lot of focus on and you see that actually translating into those levels of ROTE that Onur was mentioning before. This is

FINAL TRANSCRIPT	2024-10-31

Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

something that we put a lot of focus on, both Onur, the Head of Risk, the Head of Enterprise and Retail, and myself, we devote a lot of time in following this where the country heads, again, at all levels.

Second topic, with regards actually to the balance sheet rotation, we have been doing balance sheet rotation throughout the year, mainly through securitization, some SRTs. Throughout the year, we’ve -- in the case of balance sheet in Spain, we securitized around EUR3.2 billion. We’ve freed up EUR1.6 billion in RWAs. We’ve been doing also some very good deals on the CIB portfolio side and some of -- more of those coming up in the fourth quarter. And this is something that definitely will be part of our toolbox going forward as we continue to try to be as efficient as possible in optimizing the capital that we consume to grow the business.

A - Onur Genc {BIO 18227590 <GO>}

On this first topic of risk transfers, we are in the middle of our strategic plan definition. I don’t want to prelude any of those strategic plan levers to you today, but there’s one thing that I will mention, which is on this topic. And it’s basically, we have always been very much focused on this. Again, we calculate return on capital for every single loan that we give. I mean, I do have the tool that any part of the bank in Peru, in Colombia, in Turkey, every single loan that we grant, we can see from every single part of the world, what is the return on capital for that transaction and what is the return on capital for that client.

We have developed these tools and management mechanisms in the past few years. And going forward, you will see us talking much more about capital generation, profitable growth and so on. In that sense, risk transfers is a lever, is an action item under that bucket. And we will be more engaged in this going forward. Regarding the second topic of Argentina and the conservatism and so on, we have always been very transparent on this topic. We are using the official exchange rate because the accounting standards, in our interpretation, the accounting standards are basically telling us to use it because that’s the number that you can register and note, the other number fluctuates and the source and so on.

But the transparency is very clearly there. We have told you before that for every single 10% depreciation of Argentinian peso, the capital moves by 2.5 basis points. At the moment, the difference between the official rate and the CCL is around 20%, more than 20%. So if you apply that, it’s basically 5 basis points impact. And that gap has been narrowing actually over summer and so on. So we are using the official one because that’s what we think accounting-wise is the right thing to do. But we are being always transparent with that impact. And that’s basically the 5 basis points, Sofie.

A - Patricia Bueno Olalla {BIO 22203598 <GO>}

Thank you very much, Sofie. Next question, please.

Operator

The next question is from Ignacio Ulargui from BNP Paribas Exane. Please go ahead.

Q - Ignacio Ulargui {BIO 5565767 <GO>}

FINAL TRANSCRIPT	2024-10-31

Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

Thanks very much for the presentation, and for taking my questions. I have two questions. The first one is on the Mexican business. If I just look to the loan-to-deposit ratio of the bank, it has deteriorated around 9 percentage points in local currency in the last nine months. Just wanted to see how much comfortable are you keep on growing or keeping on growing through lending, through wholesale funding and how much do you think the cost of that could be or the benefit of that could come in the context of lower rates, because I assume that is swapped. Linked to that, have you seen any material pressure or how do you see the challenger banks like Nubank in Mexico?

The second question, I know might be very preliminary, but I don’t know if you have calculated any potential estimate regarding the discussed changes on the banking levy for Spain that was apparently approved by the government yesterday with two political parties. Thank you.

A - Onur Genc {BIO 18227590 <GO>}

Okay, let me take them very quickly. On the 105% loan to deposit ratio that we have in Mexico, and you did ask about this in the past as well, Ignacio, and the potential pressure that this might be creating on the margins and so on. It might be a bit of a repetition, but our 105% is because we are optimizing the value.

We can today very quickly, very quickly lower that percentage by increasing our deposits even more. But it will have an implication on cost of deposits. It will have an implication on the overall value. Most of our deposits, by the way, are very transactional deposits. Basically, one-third of our deposits are basically less than EUR30,000. 53% is less than the deposit insurance threshold that Mexico has. It’s very transactional deposits.

But for the beyond, beyond that transactional very hardcore base, we can have much more deposits if we pay. But we decided when the rates are high, it would be better to go to the wholesale funding market. When rates start coming down, which is the expectation that we have for the world actually, but also for Mexico, when the rates come down, we might be swapping that wholesale funding to deposits. But the power of our Mexican franchise is so nice and so good that we can do that strategy shift. The reason that we are at 105% is because, again, we want to optimize the value.

So you are picking some concern there, as I understand. I can tell you that we have operated even much higher loan-to-deposit ratios in Mexico. And the reason that we are operating at these levels, and we have much more room actually, is because at high rate environments, we have to do this optimization. Rather than heating up the market too much, we have to optimize the market and the value.

And you asked about the challenger banks, Nubank and so on. The challenger banks, one of the names that you just -- the name that you mentioned, they have 2% market share. I mean, that phenomenon is true everywhere. Actually, we are doing it ourselves in Italy. We are basically paying a very nice rate to deposits and so on. These attackers, when you want to get into the market, they pay very high, but the market share that they have is 2% despite of what they pay. And we respect them fully. But we have been maintaining our cost of deposits. You see it in the page, 2.75%, I mean, our Mexican peso deposit cost is 2.9% when the large bank average is 5.4%. It goes back to the transactionality.

FINAL TRANSCRIPT	2024-10-31

Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

So we can compete with those offers. We have been competing and now that the interest rates are going to be coming down, that pressure will be disappearing or shrinking, let me say that way.

Then on the banking tax, it’s still too early, Ignacio. We have to see the all the details around this. It’s just -- I am sad about that whole thing, about that whole episode. Really sad because the taxes that were applied yesterday is basically diesel, tobacco, and banking, but the impact would not be that material from what we already have basically.

A - Patricia Bueno Olalla {BIO 22203598 <GO>}

Thank you, Ignacio. Next question, please.

Operator

Next question comes from Carlos Peixoto from CaixaBank. Please go ahead.

Q - Carlos Joaquim Peixoto {BIO 15429614 <GO>}

Yes, hi, good morning. So a couple of questions from my side as well, basically focusing a bit on NII both in Spain and in Mexico. You already discussed a bit the trends there, but basically I was just trying to understand if you maintain the low-teens growth NII guidance in Spain, given that this would suggest a bit of a drop in the -- quite significant drop in the 4Q, or whether you think you can beat that original guidance.

And then in Mexico, I believe in the previous quarter, you were guiding to a high single-digit NII growth. Is that still the case for the full year right now? You still believe that to be sustainable? Thank you very much.

A - Onur Genc {BIO 18227590 <GO>}

Very good, Carlos. Very quickly, I do it. On Spain, low-teens guidance. As Luisa mentioned, we maintain the guidance with a positive bias. We most likely beat that, but we maintain the guidance. In Mexico, again, we maintain the guidance. You might have seen it every quarter, year-over-year growth in NII is going up slightly. So we maintain the guidance.

A - Patricia Bueno Olalla {BIO 22203598 <GO>}

Thank you very much, Carlos. Next question please.

Operator

Next question is from Britta Schmidt at Autonomous Research. Please go ahead.

Q - Britta Schmidt {BIO 7264485 <GO>}

FINAL TRANSCRIPT	2024-10-31

Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

Yes, hi. Thanks for taking my questions. On the outlook, I mean, we’re now -- that’s for Q4. Any comment that you can give us on Q4 trends or any reason to believe that Q4 will be very different from the kind of roundabout EUR2.5 billion run rate that we’ve seen so far this year? And if not, it means you’re heading towards around EUR10 billion of earnings for this year. And am I correct to then interpret your wording that you expect to outgrow any FX impacts in 2025 to maintain profits at these levels?

And then the second question is just on the normalized cost of risk in Turkey. What is that normalized cost nowadays? And is there a risk that it could overshoot a little bit, given that customers have now been suffering from high rates for quite a while? Thank you.

A - Onur Genc {BIO 18227590 <GO>}

I mean, the second one, let’s start with the second one, because you partially mentioned about this. Britta, we do think we will end the year basically based on the guidance number that we have given to you, which is 110. The number at the moment is 112. So basically, relative stability. And again, I would highlight this notion that there is a new program in Turkey to be able to help the clients, a government-supported program and so on that will also help. But in any case, relative stability.

Given the rates, I mean, as you know, the interest rates in Turkey these days is 50%, and it has been at quite high levels in the past few quarters. We have seen that peaking in our view in most of the portfolios.

Regarding the first question, Q4, as we said throughout the call, we have guided you that the second quarter would be more or less the same as in the first quarter, which takes you to the numbers that you mentioned, Britta. And we still stick with that. It’s going to be a good quarter in our view. The only --

A - Patricia Bueno Olalla {BIO 22203598 <GO>}

You said first second quarter, first quarter -- second half.

A - Onur Genc {BIO 18227590 <GO>}

Second half versus first half. The only thing is there is this U.S. elections now. Let’s see what it does to the currencies and so on. But beyond that macro, and even on that one, as we just mentioned in the document, that we are relatively well hedged. But barred that we have like huge market impacts, it’s a significant event. Let’s see what happens. Beyond those very exceptional macro impacts, we are quite positive for the fourth quarter as well.

And as you said, for 2025, our perspective today, it’s not a specific guidance. We will again do the specific guidance in the next quarterly call. But we see no reason that 2025 return on tangible equity would not be around the levels of what we have delivered in 2024. And if you take that statement, however you take it, the consensus numbers would be, at the moment at least, undershooting what we think the number would be for 2025.

FINAL TRANSCRIPT	2024-10-31

Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

A - Patricia Bueno Olalla {BIO 22203598 <GO>}

Thank you very much, Britta. Next question, please.

Operator

Next question is from Marta Sanchez Romero at Citi. Please go ahead.

Q - Marta Sanchez Romero {BIO 23046046 <GO>}

Good morning. Thank you very much. So my first question is on rest of business. So it is gaining weight within the group, but it remains quite opaque what you have there. So it’s difficult to value that. So it would be good if you could guide us on how much do you expect it to be in terms of RWAs within the group, growth, contribution to earnings?

My second question is on Mexico. It’s not on the cards, of course, but a potential downgrade to the country’s rating, what could that mean for your capital position? And third, very quickly, have you considered pre-releasing Argentina or collapsing the P&L altogether because it adds too much unnecessary noise? Thank you.

A - Onur Genc {BIO 18227590 <GO>}

Do you want to take the third one? Marta, thank you for the questions.

The first one, I actually thank you for this question. We were actually thinking in the previous quarter and even this quarter, whether we should do a kind of a zoom on this rest of business because it is becoming a good part of BBVA. You have it in the appendix, the profit and loss for the rest of business, but what is it? It’s basically CIB businesses beyond the core geographies. So corporate and investment banking business in the U.S., in the U.K., in rest of Europe, as we call it, in Asia and so on.

And we have done the strategic choice to grow that business. It’s a hard currency business. We do have a right to win, right to play in that business because we are a cross-border bank. We are all around the world. We are an emerging markets focused bank, but we do have very credible credentials in emerging markets and beyond. And you do see that in the figures. I mean, if you look into that appendix page, first nine months, the profit from that business is EUR400 million.

More importantly, in our view, it has grown 23%, the bottom line profit in the first nine months versus first nine months of last year. Amazing growth in our view. And our CIB business in general is around 20% return on capital. We never talk about profit without talking about return on capital. And it’s a very, very profitable business for us. So maybe your question is also an encouragement for us to start doing that. But this rest of business topic is becoming relevant, important and critical for us. It will be an even larger part of BBVA going forward in our view.

The -- Argentina, do you want to take that question?

FINAL TRANSCRIPT	2024-10-31

Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

A - Maria Luisa Gomez Bravo {BIO 21788877 <GO>}

Well, I mean, I think that we -- Argentina is a very relevant part of our business in South America. It’s a very relevant part of our business, not only for our clients there. We have an amazing bank in Argentina, but also for our international clients that are taking benefit.

As Onur was saying, now explaining the rest of business, the international clients that have operations in Argentina, which we cater to them. I think that we are seeing Argentina, hopefully, normalizing the economy. Milei, I think, is being successful in addressing some of the critical issues in Argentina. So far, inflation has been coming down in a relevant fashion. We expect that to continue to go ahead next year, and it continues to have support from the population.

So I think that, all in all, I acknowledge the fact that Argentina generates noise, especially generates noise because of the volatility in the currency at the end of the year, since hyperinflation accounting makes us restate basically from the first of the year all the P&L. So that generates more noise towards the end of the year than towards the beginning of the year. But I think that, right now, we believe that it is important to have visibility in Argentina because we do think that it is an important market for us and we are committed to the business that we’re doing in Argentina.

A - Onur Genc {BIO 18227590 <GO>}

Regarding Mexico, the second question that you asked that I missed, which is the rating topic. On this rating topic, Marta, we have been putting a lot of effort into this to see when that might be triggered, if at all, and what would be the impact. The impact, it depends on multiple things, on how many rating agencies do this and so on. But more importantly is the first part, and on that one, I can give you some relative comfort.

Our own BBVA Research analysis and then our own analysis on that one basically tells us that the threshold would be when the public debt over GDP -- obviously, it depends on many other things, but the threshold kicks in, in our view, when the public debt over GDP goes above 56%. Based on what we are seeing at the moment and also the clear fiscal discipline that the new administration in Mexico has been communicating, as you know, this year it’s going to be around 5%, the fiscal deficit. Next year, they are saying 3%, maybe a bit higher, 3.5% is our estimate.

With those forecasts, but even if it continues as it is today, the public debt over GDP passing the 56% threshold is not going to be happening, in our view, until 2027, 2028, even beyond. If they continue on this fiscal path that they said they would continue on, it will never be triggered. But even with the worst case scenario, 27, 28 is the number that we are looking into. You might know this, but this year they probably will close this public debt over GDP around 51%, next year it is around 52%. So we are far away from the thresholds and in that sense the rating downgrade is not in the cards for the short term.

A - Patricia Bueno Olalla {BIO 22203598 <GO>}

FINAL TRANSCRIPT	2024-10-31

Banco Bilbao Vizcaya Argentaria SA (BBVA SM Equity)

Thank you very much. So this was the last question. Thank you for participating in this call and have a nice day.

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IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in a combined company (if applicable) not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.